FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                         For the month of August, 1998



                      SPARKLING SPRING WATER GROUP LIMITED

                   ONE LANDMARK SQUARE, STAMFORD CT, USA 06901
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]



                 Form 20-F      X           Form 40-F
                            ---------                  ---------


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]



                       Yes                         No      X
                            ---------                  ---------

On August 18, 1998 Sparkling Spring Water Group Limited issued a press release announcing its 2nd Quarter 1998 Financial Results.



Exhibit I Press release dated August 18, 1998 announcing 2nd Quarter 1998 Financial Results.


                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    SPARKLING SPRING WATER GROUP LIMITED




                                       By: /s/ David M. Arnold
                                           ------------------------------
                                       Name:   David M. Arnold
                                       Title:  Vice President Finance, Treasurer



Date: August 24, 1998

                                                                       Exhibit I
                                                                       ---------



PRESS RELEASE (For Immediate Release)                            August 18, 1998


                      SPARKLING SPRING WATER GROUP LIMITED
                    ANNOUNCES 2ND QUARTER FINANCIAL RESULTS
                          (ALL CURRENCY AMOUNTS IN $US)


VANCOUVER, B.C. ---- Sparkling Spring Water Group Limited released financial results for the second quarter ended June 30, 1998. Revenues increased by 13.1% to $14.5 million, operating income increased by 22.7% to $2.4 million and earnings before interest, taxes, depreciation and amortization ("EBITDA") increased by $ 637,000 to $4.2 million up 17.8% over the sixteen week period ended July 11, 1997. In the second quarter of 1998 the Company recorded net income of $535,000 after interest expense and estimated income taxes. (See accompanying financial tables for the second quarter "Table 1"and six-month results "Table 2".)

The second quarter 1998 is not necessarily comparable to the 1997 period. In 1998, the Company changed its internal reporting timeframe from the thirteen four-week periods used in 1997 to twelve monthly periods. As a result, the 1998 second quarter reporting period included 63 delivery days versus 77 delivery days in the 1997 sixteen-week reporting period, a reduction of 18.2%. The Company also acquired several additional operations since the 1997 reporting period which increased the 1998 results.

On a pro-forma basis (assuming all operations owned during the second quarter 1998 were owned for the same period last year) the Company achieved revenue growth of approximately 9%, 5-gallon unit sales growth of approximately 17% and a customer base increase of approximately 18% on a year over year basis. In addition, during the 1998 second quarter, the Company added (excluding acquisitions) over 7,000 net new customer locations. Inclusive of acquisitions, the Company ended the quarter with approximately 137,000 customer locations of which approximately 81% were rental locations. This represents an approximate 18% total increase in customer locations since December 31, 1998.

The Company's gross profit margin increased in the second quarter of 1998 to 82.3% from 81.9% in the 1997 period due to a slightly lower percentage mix of both lower margin small pack sales (1 gallon and 2.5 gallon) and other lower margin products including cups and coffee. In addition, the Company experienced improved efficiencies in the production of its main package 5-gallon containers for its home and office business.

The net income of $535,000 for the quarter was primarily the result of a $1.9 million benefit accrued in relation to its cross currency debt swaps that reduced interest expense. Excluding the impact of this benefit, the Company would have recorded significantly higher interest expense on significantly higher debt levels incurred to finance acquisitions and complete the reorganization implemented last November. The Company also had a higher average interest rate on its debt due to the issuance of its 11.5% Senior Subordinated Notes last November.

The Company had $9.1 million in cash and cash equivalents at the end of the second quarter. It is anticipated that this cash will be used primarily for acquisitions and capital investment in the Company's existing operations.

According to Stewart Allen, Sparkling Spring's President, "We are pleased with our performance in the second quarter. I am particularly pleased with our addition in the second quarter of over 7,000 net new customer locations, up more than 40% over net new customer placements in the year ago period. When this organic growth is combined with the Krystal Fountain acquisition in May and further organic growth in July, we now have over 140,000 customer locations"

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment now serving over 140,000 customer locations. The Company does business as "Nature Springs" in the United Kingdom, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" in British Columbia Canada, "Cullyspring" in Washington State and "Crystal Springs" in Oregon State.


INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS


This press release contains forward-looking statements as defined by the Private Securities Reform Act of 1995, which are inherently subject to various risks and uncertainties. These include, without limitation, the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company, (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls; (vi) the market for attractive acquisitions in the bottle water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; and (ix) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.


CONTACT:

K. DILLON SCHICKLI
Sparkling Spring Water Group Limited
c/o C.F. Capital Corporation
200 Sea Pines Rd
Bellingham, WA 98226
360-671-2602
Fax:  360-671-2604

                                                TABLE 1


                                 SPARKLING SPRING WATER GROUP LIMITED

                                 CONSOLIDATED STATEMENT OF OPERATIONS

                                   THREE MONTHS ENDED JUNE 30, 1998
                                          (US $ IN THOUSANDS)


                                 3 MONTHS ENDED       % OF     16 WEEKS ENDED      % OF       % CHANGE
                                  JUNE 30, 1998     REVENUES    JULY 11,1997     REVENUES     98 VS 97
                                  -------------     --------    ------------     --------     --------

REVENUE:
   WATER                            $  9,139          63.2%       $ 7,817          61.2%       16.9%
   RENTAL                              3,442          23.8%         3,065          24.0%       12.3%
   OTHER                               1,871          13.0%         1,891          14.8%       -1.0%
                                    --------                      -------
     TOTAL REVENUE                    14,452         100.0%        12,773         100.0%       13.1%

COST OF SALES:
   WATER                               1,797          12.4%         1,543          12.1%       16.5%
   OTHER                                 764           5.3%           770           6.0%       -0.8%
                                    --------                      -------
     TOTAL COST OF SALES               2,561          17.7%         2,313          18.1%       10.7%

GROSS PROFIT                          11,891          82.3%        10,460          81.9%       13.7%

EXPENSES:
   SELLING, DELIVERY & ADMIN.          7,668          53.1%         6,874          53.8%       11.5%
   DEPRECIATION & AMORTIZATION         1,814          12.6%         1,622          12.7%       11.9%
                                    --------                      -------

OPERATING PROFIT                       2,409          16.6%         1,964          15.4%       22.7%

INTEREST EXPENSE (1)                     929           6.4%         1,053           8.3%      -11.7%
                                    --------                      -------

INCOME BEFORE INCOME TAXES             1,480          10.2%           911           7.1%        N/A

PROVISION FOR INCOME TAXES               945           6.5%           421           3.3%        N/A
                                    --------                      -------

NET INCOME                          $    535           3.7%       $   490           3.8%        N/A
                                    ========                      =======


"EBITDA"                            $  4,223          29.2%       $ 3,586          28.1%       17.8%

DELIVERY DAYS                             63                           77                     -18.2%

EXCHANGE RATES - AVERAGE
------------------------------
English Pound                         1.6536                       1.6358                       1.1%
Canadian Dollar                       0.6912                       0.7214                      -4.2%

EXCHANGE RATES - ENDING
------------------------------
English Pound                         1.6695                       1.6935                      -1.4%
Canadian Dollar                       0.6795                       0.7241                      -6.2%

(1) Interest Expense was reduced in the 1998 2nd-quarter by a non cash benefit of $1,940 due to the increased net value of the Company's currency swaps from fluctuating interest rates, market volatility and the drop in value of the Canadian Dollar and British Pound.


                                                TABLE 2


                                 SPARKLING SPRING WATER GROUP LIMITED

                                 CONSOLIDATED STATEMENT OF OPERATIONS

                                    SIX MONTHS ENDED JUNE 30, 1998
                                          (US $ IN THOUSANDS)


                                 6 MONTHS ENDED       % OF    28 WEEKS ENDED       % OF       % CHANGE
                                  JUNE 30, 1998     REVENUES   JULY 11,1997      REVENUES     98 VS 97
                                  -------------     --------   ------------      --------     --------

REVENUE:
   WATER                            $ 16,481          62.6%       $12,325          60.7%       33.7%
   RENTAL                              6,314          24.0%         4,987          24.6%       26.6%
   OTHER                               3,518          13.4%         2,988          14.7%       17.7%
                                    --------                      -------
     TOTAL REVENUE                    26,313         100.0%        20,300         100.0%       29.6%

COST OF SALES:
   WATER                               3,457          13.1%         2,405          11.8%       43.7%
   OTHER                               1,442           5.5%         1,237           6.1%       16.6%
                                    --------                      -------
     TOTAL COST OF SALES               4,899          18.6%         3,642          17.9%       34.5%

GROSS PROFIT                          21,414          81.4%        16,658          82.1%       28.6%

EXPENSES:
   SELLING, DELIVERY & ADMIN.         14,416          54.8%        11,161          55.1%       29.2%
   DEPRECIATION & AMORTIZATION         3,592          13.7%         2,771          13.6%       29.6%
                                    --------                      -------

OPERATING PROFIT                       3,406          12.9%         2,726          13.4%       24.9%

INTEREST EXPENSE (1)                   4,303          16.3%         1,728           8.5%      149.0%
                                    --------                      -------

INCOME BEFORE INCOME TAXES              (897)         -3.4%           998           4.9%        N/A

PROVISION FOR INCOME TAXES              (187)         -0.7%           516           2.5%        N/A
                                    --------                      -------

NET INCOME                          $   (710)         -2.7%       $   482           2.4%        N/A
                                    ========                      =======


"EBITDA"                            $  6,998          26.6%       $ 5,497          27.1%       27.3%

DELIVERY DAYS                            126                          134                      -6.0%

EXCHANGE RATES - AVERAGE
------------------------------
English Pound                         1.6498                       1.6335                       1.0%
Canadian Dollar                       0.6951                       0.7288                      -4.6%

EXCHANGE RATES - ENDING
------------------------------
English Pound                         1.6695                       1.6935                      -1.4%
Canadian Dollar                       0.6795                       0.7241                      -6.2%


(1) Interest Expense was reduced in the 1998 six-months by a non cash benefit of $1,322 due to the increased net value of the Company's currency swaps from fluctuating interest rates, market volatility and the drop in value of the Canadian Dollar and British Pound.